News Release

Alexco Announces High Grade Native Silver Intercept from Lucky Queen at Keno Hill

October 23, 2007 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, AMEX:AXU) ("Alexco") is pleased to announce results from its 2007 Lucky Queen core drilling program at the Keno Hill Project, Yukon, being managed by NovaGold Resources Inc. (TSX, AMEX: NG). Step out drilling in the area of the historic Lucky Queen mine has intersected exceptionally high grade silver mineralization approximately 170 meters south-west of similar grade intercepts encountered by Alexco in 2006, establishing continuity of the mineralized vein structure southwestward and below historically mined areas.

Highlights

•

Partial assay results have been received for a step out hole drilled in the Lucky Queen area which is located in the northeast Keno Hill district, approximately 5 kilometers north of the Bellekeno Project area. Results from the only hole to reach target depth includes:

o

DDH K07-0114 which cut an interval grading: 17.4 kilograms per tonne silver (507.0 ounces per ton), 0.201 grams per tonne gold, 6.37% lead and 1.36% zinc or 517.1 ounces per ton silver equivalent over 1.12 meters from 195.77 to 196.89 meters.

o

Most notably, within the 1.12 meter galena and silver sulfosalt mineralized zone, a 0.52 meter zone (from 195.97 to 196.49 meters) of native silver dominated mineralization returned 35.6 kilograms per tonne silver (1,039.0 ounces per ton Ag), 6.95% Pb, and 0.58% Zn or 1,048.0 ounces per ton silver equivalent.

DDH K07-0114 was drilled 170 meters southwest of the 2006 diamond drill hole K06-018, which intersected an interval grading: 13.8 kg/tonne of silver (401.8 ounces per ton silver), 16.70% lead and 0.21% zinc or 421.0 opt silver equivalent over 0.30 meters from 160.30 to 160.60 meters. The 2006 intercept was within a broader zone of 3.6 meters (160.3 to 163.0 meters) of 45.2 oz/ton silver.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4

Lucky Queen Drilling

The historic Lucky Queen mine, in production from 1927 to 1932, was the highest grade silver producer in the Keno Hill district, producing approximately 11 million ounces of silver from 123,500 tons of ore at an average recovered production grade of 88.7 oz/ton Ag. Although some exploratory underground drifting, several drill holes, some local geophysics and trenching have been completed in the Lucky Queen area since 1932, there has been no systematic contemporary exploration of the area.

The 2007 drilling program in the area of the historic Lucky Queen mine tested the vein structure to the southwest of the high-grade silver mineralization (402 ounces per ton silver over 0.30 meters) intersected during the 2006 Alexco drill campaign. Three holes were drilled in 2007, of which only one reached the target depth due to drilling difficulties and deteriorating weather. Assays results are summarized in Table 1.

The intercept in hole K-07-0114 is located 170 meters along strike to the southwest of 2006 drilling, and approximately 50 meters to the southwest and below the historical 200 and 300 level workings. Current geological interpretation, incorporating the historical data, places the intercept at the top of a southwest raking ore shoot open to the west and at depth. Overall mineralization in the vein structure consisted of native silver seams, silver wire and wads and disseminated silver sulfosalts, with minor galena and sphalerite hosted in quartzite.

Table 1: Summary of Lucky Queen Drill Results
Hole #	From meters	To meters	Length meters	Ag g/tonne	Ag oz/ton	Au g/tonne	Pb %	Zn %	Ag eq* oz/ton
K-07-0114	195.77	196.89	1.12	17380	507.0	0.201	6.37	1.36	517.1
includes	195.97	196.49	0.52	35618	1039.0	<0.01	6.95	0.58	1048.0
* Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

A composite table of all 2007 drill results released to date is available on the Alexco Resource Corp. website at www.alexcoresource.com. A plan section of Lucky Queen drilling in 2006 and 2007 is also available for review on the company website.

Follow up drilling to further define and extend this high grade zone will be undertaken in 2008. Given the tenor and extent of the mineralization and structures in the area, Alexco in 2008 will be focused on a broader program of geology, geophysics and detailed drilling with the aim of defining a high grade resource and if warranted, investigating the possibility of re-accessing the Lucky Queen underground workings.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

The 2007 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Senior Project Geologist for NovaGold Resources and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"). A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs at Terrace, BC for preparation with fire assay and multi-element ICP analyses done at ALS Chemex Labs facility at North Vancouver, BC.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 19% equity interest is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.